UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on July 8, 2024: Euroseas Ltd. Announces Two-Year Time Charter Contract for its Feeder Containership, M/V Joanna, and Other Operational Developments.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: July 8, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Two-Year Time Charter Contract for its Feeder Containership, M/V Joanna, and Other Operational Developments

Maroussi, Athens, Greece – July 8, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today a new time charter contract for its feeder containership, M/V Joanna, built in 1999 with capacity of 1732 teu, for a minimum period of 23 to a maximum period of 25 months at the option of the charterer, at an average gross daily rate of $16,500. The charter for M/V Joanna will commence after the completion of her scheduled drydock, expected around end of October 2024.

The Company also announced that on June 24, 2024, it took delivery of M/V Stephania K, its second fuel efficient 1,800 teu feeder containership newbuilding, from Hyundai Mipo Dockyard in South Korea. The vessel is equipped with a Tier III engine and other sustainability-linked features including installation of AMP (alternative maritime power). Following its delivery, M/V Stephania K commenced a 23 to 25 months charter at a rate of $22,000/day.

In addition, the Company announced that its M/V EM Astoria, a 2,788 teu feeder containership vessel built in 2004, was successfully delivered to its new owners on June 26, 2024. As previously announced, the vessel was sold for approximately $10 million, resulting in a gain on sale of more than $5.5 million or about $0.80/share and having contributed to the Company total earnings of about $42.8 million since its acquisition in 2017.

Finally, the Company announced today the release of its 2023 Environmental, Social and Governance Report (the “ESG Report”), which provides an overview of the Company’s priorities, goals, and practices related to ESG and outlines the Company’s ESG progress by reporting on a wide range of sustainability-linked Key Performance Indicators. The Euroseas ESG 2023 report is available on the Company’s website (http://www.euroseas.gr/company/sustainability.html).

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to have secured a two-year charter for our 25-year-old M/V Joanna with a top-tier liner company, at a profitable average rate of $16,500/day. The current strength of the market has allowed us to prolong the vessel’s life by taking the vessel through its fifth special survey, resulting in higher overall earnings for our shareholders over the duration of the new charter. The term and rate of the said charter are indicative of the current strength of the market. This charter is expected to contribute about 6.4 million of EBITDA for the minimum contracted period and increase our remaining 2024 charter coverage to 92%. It also increases our charter coverage for 2025 to about 40%.”

“We are also pleased to welcome M/V Stephania K in our fleet. The vessel is the sixth in a series of nine and the second of our three 1,800 teu units, all modern fuel-efficient eco-design vessels with Tier III engines. The vessel’s current charter is expected to contribute about $11 million of EBITDA for the minimum contracted period.

“Finally, I am very pleased to announce the publication of our ESG report for 2023. The report details our ESG strategy, commitments, and progress to date. We remain committed to advancing sustainability in the maritime sector, to continue following responsible business practices, and to contribute to a more sustainable and resilient future for all.”

Fleet Profile:

The Euroseas Ltd. fleet profile following the delivery of Stephania K is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					TC until Aug-25	$15,000
SYNERGY BUSAN(+)	Intermediate	50,726	4,253	2009	TC until Dec-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500(**)
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(+)	Feeder	37,237	2,800	2024	TC until Dec-24	$17,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
MONICA(*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
STEPHANIA K(*)(**)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005
					TC until Feb-25	$13,000
JOANNA(+)	Feeder	22,301	1,732	1999	TC until Aug-24 then from Oct-24 to Aug-26	$13,500 $16,500
AEGEAN EXPRESS(+)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers on the Water	22	823,910	65,273

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
PEPI STAR(*)(**)	Feeder	22,262	1,800	Q3 2024	TC until Jun-26	$24,250
DEAR PANEL	Feeder	37,237	2,800	Q4 2024
SYMEON P	Feeder	37,237	2,800	Q4 2024
Total under construction	3	96,736	7,400

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is gross of commissions of 2.5% (commissions are, typically, 5-6.25%)

(***)

Rate is net of commissions (commissions are, typically, 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships with a cargo capacity of 65,273 teu. After the delivery of its three remaining feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 72,673 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 11410037